UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on scheduled stoppage of Mexilhão and Route 1

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Rio de Janeiro, June 4, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it will start on August 15th the scheduled stoppage for 30 days of the Mexilhão platform and Route 1 pipeline, which outflows natural gas produced in Mexilhão and in other pre-salt and post-salt platforms in the Santos Basin.

The intervention on Mexilhão platform and Route 1 gas pipeline was planned several months in advance, considering its complexity and the need for contracting goods and services and coordinating the availability of resources required for its execution. The scheduled stoppage was communicated to the National Petroleum Agency in October 2020, in the Annual Production Programs (PAP) and specific meetings with the MME/CMGN - Natural Gas Monitoring Committee of the Ministry of Mines and Energy and ONS in March 2021.

The stoppage will enable preventive maintenance and improvements at the facilities, ensuring continuity and safety in natural gas flow and supply operations.

The highlights of the stoppage are:

• Inspection of NR-13 equipment (Regulatory Standard on safety inspection and operation of pressure vessels, boilers and piping) and SPIE (In-house Equipment Inspection Service), which must comply with the maximum deadlines designated by the standard.

• Compliance with Critical Inspection Recommendations with maturities from August 2021. These interventions are in equipment necessary for the gas production and delivery process and require the interruption of the systems to which they are associated, requiring the shutdown of platform operations to safe execution of planned services.

• An important part of the activities refers to internal components of the equipment in operation and without access for inspection or testing, thus the postponement of the intervention can lead to operational risks or unscheduled stoppages, further impairing the gas flow to UTGCA - Caraguatatuba Gas Treatment Unit.

Therefore, the scheduled stoppage cannot be postponed, as it aims at operational safety and compliance with regulatory deadlines.

The company notified customers of the stoppage, under the contractually established terms, and continues to take actions to mitigate impacts on gas supply during the stoppage. The solutions involve:

• Expansion of the capacity of the Guanabara Bay Regasification Terminal from 20 million to 30 million m³/day;

• Repositioning of regasification vessel from the Pecém LNG Regasification Terminal to the Bahia Terminal (TRBA), with the capacity to offer an additional 14 million m³/day;

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

• Positioning in the LNG supply ships and cargo market;

• Negotiation of a new interruptible contract for a temporary increase in imports from Bolivia.

As an additional measure, Petrobras will reconcile the maintenance of Mexilhão platform and Route 1 gas pipeline with the scheduled stoppages of its own and third-party thermoelectric plants, thus reducing the demand for natural gas from these thermoelectric plants during the stoppage period and increasing their generation availability in the remaining dry period. The thermoelectric stoppage schedule was articulated in advance with the National Electric System Operator (ONS), seeking the least possible impact on the sector. The reduction in the supply of electricity generated by thermal plants will be of approximately 3 thousand megawatts during the stoppage period, compared with a total natural gas thermal generation capacity in the country of about 15 thousand megawatts and a total installed generation capacity, considering all sources, of about 170 thousand megawatts (system capacity data from the ONS website).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer